UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G
                                   (Rule 13d-102)
               Information Statement Pursuant to Rules 13d-1 and 13d-2
                     Under the Securities Exchange Act of 1934*


                            Platinum Entertainment, Inc.

                                  (Name of Issuer)
                       Common Stock, par value $.001 per share

                           (Title of Class of Securities)
                                     727909-10-3

                                    (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).































     SEC 1745 (2-95)                 Page 1 of 9

                                    SCHEDULE 13G


     CUSIP No. 727909-10-3                             Page 2 of 7 Pages



       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Andrew J. Filipowski



       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) o
                 Not Applicable                          (b) o


       3    SEC USE ONLY



       4    CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States


      NUMBER OF     5    SOLE VOTING POWER
        SHARES
     BENEFICIALL
      Y OWNED BY
         EACH
      REPORTING
     PERSON WITH
                              455,867(a)


                    6    SHARED VOTING POWER
                              492,817(b)(c)(d)


                    7    SOLE DISPOSITIVE POWER
                               455,867(a)


                    8    SHARED DISPOSITIVE POWER
                              492,817(b)(c)(d)


       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 948,684(a)(e)(f)


       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                           o
                 No


       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 16.7%


     SEC 1745 (2-95)                 Page 2 of 9


       12   TYPE OF REPORTING PERSON*
                 IN



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!























































     SEC 1745 (2-95)                 Page 3 of 9

     (a) Includes 7,667 shares which Mr. Filipowski has the right to acquire within 60 days of January 31, 1997 pursuant to the exercise of stock options held by Mr. Filipowski.
     (b)  Includes 99,067 owned by  Platinum Venture Partners I L.P. ("PVP  I").
       Mr.  Filipowski  is   the  President,  Chief  Executive  Officer  and   a
       shareholder of the general partner of PVP I and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity. Mr. Filipowski disclaims beneficial ownership of such shares.
     (c)           Includes 56,250 shares which Mr. Filipowski  has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held in the name of Platinum Venture Partners II, L.P.
       (_PVP  II_).    Mr. Filipowski is  the President, Chief Executive
       Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity.
     (d) Includes 337,500 shares which PVP II has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock. Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity. Mr. Filipowski disclaims beneficial ownership of such shares.
     (e)           Includes 99,067 shares owned by PVP I.
     (f)           Includes 393,750 shares held by PVP II.






































     SEC 1745 (2-95)                 Page 4 of 9





     Item 1(a) Name of Issuer:

                    Platinum Entertainment, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:

                    2001 Butterfield Road
                    Downers Grove, Illinois 60515

     Item 2(a) Name of Person Filing:

                    Andrew J. Filipowski

     Item 2(b) Address of Principal Business Office or, if None, Residence:

                    1815 South Meyers Road
                    Oakbrook Terrace, Illinois 60181

     Item 2(c) Citizenship:

                    United States

     Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.001 per share

     Item 2(e) CUSIP Number

                    727909-10-3

     Item 3.   Type of Person:

                    Not Applicable

























     SEC 1745 (2-95)                 Page 5 of 9





     Item 4.   Ownership:

               (a)  Amount Beneficially Owned:

                    948,684 (1) (2)(3)(4)

               (b)  Percent of Class:

                       16.7% (1) (2) (3)(4)


               (c)  Number of shares as to which person has:

                    (i)  Sole power to vote or to direct the vote:
                         455,867 (1)

                    (ii) Shared power to vote or to direct the
                         vote:      492,817 (2)(3)(4)

                    (iii)     Sole power to dispose or to direct the
                         disposition of:  455,867 (1)

                    (iv) Shared power to dispose or to direct the
                         disposition of:   492,817 (2)(3)(4)

     _________________

     (1) Includes7,667 shares which Mr. Filipowski has the right to acquire within 60 days of January 31, 1997 pursuant to the exercise of stock options held by Mr. Filipowski.
     (2)           Includes 99,067 owned by  Platinum Venture Partners  I L.P.
       ("PVP  I").  Mr.  Filipowski  is   the  President,  Chief  Executive
       Officer  and   a shareholder of the general partner of   PVP I and in
       such capacities may be deemed to have voting and investment power with respect to shares held by this entity. Mr. Filipowski disclaims beneficial ownership  of such shares.
     (3) Includes 56,250 shares which Mr. Filipowski has the right to purchase pursuant to the exercise of a warrant to purchase Common
       Stock held  in the  name  of  Platinum Venture  Partners  II,  L.P.
       (_PVP  II_).    Mr. Filipowski is  the President, Chief Executive
       Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity.
     (4) Includes 337,500 shares which PVP II has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock. Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of PVP II and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity. Mr. Filipowski disclaims beneficial ownership of such shares.









     SEC 1745 (2-95)                 Page 6 of 9





     Item 5.   Ownership of Five Percent or less of a Class:

                    Not Applicable

     Item 6.   Ownership of More than Five Percent on Behalf of
               Another Person:

                    Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not Applicable

     Item 8.   Identification and Classification of Members of the
               Group:

                    Not Applicable

     Item 9.   Notice of Dissolution of Group:

                    Not Applicable

     Item 10.  Certification:

                    Not Applicable































     SEC 1745 (2-95)                 Page 7 of 9





                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:  February 14, 1997


                                             /s/ ANDREW J. FILIPOWSKI

                                                 Andrew J. Filipowski













































          SEC 1745 (2-95)                 Page 8 of 9





                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:  February __, 1997




                                             Andrew J. Filipowski













































          SEC 1745 (2-95)                 9